SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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Schedule 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of theSecurities Exchange Act of 1934

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Sybron Chemicals Inc.
(Name of Subject Company)

Sybron Chemicals Inc.
(Name of Person(s) Filing Statement)

Common Stock, par value $.01 per share
(Title of Class of Securities)

870903 10 1
(CUSIP Number of Class of Securities)

Richard M. Klien
President and Chief Executive Officer
Birmingham Road
P.O. Box 66
Birmingham, New Jersey 08011
Telephone: (609) 893-1100

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

With a copy to:
David Gitlin, Esquire
Wolf, Block, Schorr and Solis-Cohen LLP
1650 Arch Street22nd Floor
Philadelphia, PA 19103-2097
Telephone: 215-977-2000
Facsimile: 215-977-2740

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Joint Release

Strategic Move to Strengthen Bayer's Core

Businesses

Bayer to Acquire Sybron Chemicals Inc.,U.S.
Producer of Polymers and Specialty Chemicals

Expansion of Market Position in the NAFTA Region / Access to New Technologies and Products

Leverkusen, Germany; Birmingham, N.J., U.S.A., August 30, 2000 - Bayer Corporation of Pittsburgh, Pa., a wholly owned subsidiary of Bayer AG, Germany, and Sybron Chemicals Inc. (AMEX: SYC), a U.S.-based producer of polymers and specialty chemicals, announced today that Bayer Corporation and its wholly owned subsidiary Project Toledo Acquisition Corp. have entered into a definitive agreement to acquire all of Sybron's outstanding shares at a price of $35 per share payable in cash. Bayer will commence a tender offer for all of the outstanding Sybron Chemicals shares within seven business days. Any shares not purchased in the tender offer will be exchanged for cash in the amount of $35 per share in a merger of Sybron Chemicals Inc. and Project Toledo Acquisition Corp. The acquisition is subject to approvals from regulatory authorities both in the U.S. and in Europe and other customary conditions.

"Sybron Chemicals Inc. offers us an excellent opportunity to strategically augment and strengthen important business sectors and thus continue to enhance the value of our business," said Bayer Management Board Chairman Dr. Manfred Schneider.

This acquisition will provide Bayer’s Coatings and Colorants Business Group (Polymers segment) and Specialty Products Business Group (Chemicals segment) with access to new technologies and products and will enable them to expand their market positions in the NAFTA region. Along with Health Care and Agriculture business segments, Polymers and Chemicals make up the core activities of the Bayer Group.

According to Dr. Richard Klein, President and CEO of Sybron Chemicals Inc., the agreement provides maximum shareholder value. “This transaction represents an excellent value for our shareholders and should be of tremendous benefit to our customers and employees,” said Klein. “It was unanimously approved by our board, which believes the acquisition is the best way to help our business and people to grow further and faster.”

In the polymer intermediates business, Sybron Chemicals has expertise and a good market position in the NAFTA region for powder coating raw materials - an environmentally friendly technology for industrial coatings. The same is true of Sybron’s business in functional polyesters outside the powder coatings field. Both these activities complement Bayer’s polyurethane hardeners business.

The substantial synergy that is expected to result from the transaction will come primarily from combining Sybron’s North American polymer intermediates business with the worldwide distribution structure of Bayer’s Coatings and Colorants Business Group. Other advantages for Bayer will result from combined purchase volume of raw materials and services. “The acquisition of Sybron Chemicals leads us to our planned entry into the powder coating raw materials market and is a further step toward achieving our growth goals,” said Dr. Ulrich Koemm, general manager of the business group.

The acquisition also will improve the market positions of the Textile Processing Chemicals and Special Fields unit of Bayer’s Specialty Products Business Group in North America and Europe. “In addition, high performance resins and flame retardants will be added to our portfolio,” said Dr. Richard Pott, general manager of the Specialty Products Business Group. He expects integration of the businesses to generate significant synergy.

The companies’ Boards of Directors have unanimously approved the merger agreement. In addition, three of Sybron Chemicals’ shareholders, collectively owning approximately 45 percent of Sybron’s outstanding and issued shares, have entered into an agreement pursuant to which they have agreed to tender all of their shares in the Bayer tender offer. In connection with its consideration of the transaction, the Board of Directors of Sybron Chemicals Inc. received the opinion of J.P. Morgan Securities Inc., its investment banker for the transaction, that the $35 to be received by Sybron shareholders in the tender offer and the merger is fair to such shareholders from a financial point of view.

At the start of 1999, all of Bayer’s activities in the coatings, pigments, dyes and adhesives fields were placed into the Coatings and Colorants Business Group. With 4,800 employees worldwide, the business group increased sales in 1999 by 11 percent to EUR 1.73 billion. Further growth of 16 percent was recorded in the first half of 2000.

The activities of the Specialty Products Business Group comprise specialty chemicals for the textile, leather and paper industries, ion exchange resins, water chemicals, polymer additives and ingredients for wood and industrial preservatives. It has 3,800 employees worldwide and achieved revenues of EUR 1.15 billion in 1999, an increase of 3 percent over the prior year. Sales grew by 12 percent in the first six months of 2000.

During the first half of 2000, Sybron Chemicals’ revenues rose by 10 percent to $147.13 million and the company recorded an operating profit of $15.22 million. It had 900 employees as of the end of 1999.

Investors and security holders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer referred to in this press release, when they become available, because they will contain important information. The tender offer statement will be filed by Bayer with the Securities and Exchange Commission (SEC), and the solicitation/recommendation statement will be filed by Sybron Chemicals Inc. with the SEC. Investors and security holders may obtain a free copy of these statements (when they are available) and other documents filed by Bayer and Sybron Chemicals with the SEC at the SEC’s web site at www.sec.gov. The tender offer statement and related materials may be obtained for free from Bayer by directing a request to the information agent, Morrow & Company, telephone 800-566-9061. The solicitation/ recommendation statement and such other documents may be obtained by directing such requests to Sybron Chemicals Inc., Attention: Investor Relations, telephone: 609-893-1100 x 243, e-mail: mpullen@sybronchemicals.com

Contacts:

Bayer Corporation: Mark A. Ryan, Tel.: 412-777-2500

E-Mail: mark-a.ryan.b@bayer.com

Bayer AG: Gunter Forneck, Tel.: +49 214 30 50446 E-Mail: guenter.forneck.gf@bayer-ag.de Sybron Chemicals Inc.: Name: Steven F. Ladin, Tel.: 609-893-1100

E-Mail: sladin@sybronchemicals.com

Date: August 30, 2000

Memo to All Sybron Chemicals Personnel

From: R.M. Klein

Subject: Sale of Sybron Chemicals Inc. to Bayer Corporation

Sybron Chemicals announced today that we have agreed to be acquired by Bayer Corporation, at a price of $35 per share. This is the conclusion of the strategic alternatives study we initiated 4 months ago with JP Morgan. Bayer Corporation is owned by Bayer AG of Germany, one of the world’s largest chemical companies with sales of about $25 billion. We will be obtaining literature on Bayer for you to review or you can check their websites; www.bayer.de and www.BayerUS.com.

We believe this represents a very favorable outcome for our shareholders, our people, and the future of our businesses. The synergies between Sybron Chemicals and Bayer are numerous. Bayer is a global player in the same business areas as Sybron Chemicals, including ion exchange, textile chemicals, coatings, polyurethanes, and custom manufacturing, and also offers entree into the agricultural markets. Their strengths and ours in these areas are quite complimentary, offering substantial opportunities for our businesses to grow farther and faster.

While we will be meeting with our people at the individual locations to discuss specific questions, I can give you some additional overview here. It is anticipated that Bayer will continue to operate Sybron Chemicals as a separate subsidiary for some period of time. Our existing or similar employee benefit programs will stay in place. Bayer’s senior people, who have had substantial exposure to our Company, also say they have been very impressed with our management, people and facilities, and expect them to play a continuing and perhaps even more important role going forward. Of course, we can also expect changes, which are inevitable whenever a change in ownership takes place. It will be important for us to be open minded and constructive in working with the Bayer people. Bayer's management have expressed their intention to deal and communicate with us and our people in the same manner.

The acquisition, which is being done through a tender offer and requires certain regulatory approvals, will not be completed until at least early October. Until then, while we will consider the interests of our prospective new owners, we will in general continue with our “business as usual” policy, which you have all carried out so effectively since this process started. Most importantly, this means continuing to provide our customers with the top level of service, quality and technology, at the same time as assuring them they can anticipate additional benefits from the combined strengths of Sybron Chemicals and Bayer.

As a final note to emphasize the value of this transaction to you, at the $35 per share price, each share in the Share Participation Plan will be worth slightly more than one dollar. This payout is well deserved by all of you who have done so much to build our Company. I thank you again for that support, and know that we and Bayer can count on your continued cooperation and excellent performance in the future.

If you are a security holder, we strongly advise you to read both the tender offer statement and the solicitation/recommendation statement about the acquisition and the tender offer referred to above when they become available. These documents will contain important information. The tender offer statement will be filed by Bayer and its subsidiary, Project Toledo Acquisition Corp, with the Securities and Exchange Commission (SEC), and the solicitation/recommendation statement will be filed by Sybron Chemicals Inc. with the SEC. You may obtain a free copy of these statements (when they are available) and other documents filed by Bayer and Sybron Chemicals Inc. with the SEC at the SEC’s web site at You may obtain a free copy of the tender offer statement and related materials from Bayer by contacting the information agent, Morrow & Company, telephone 800-566-9061. You may obtain a free copy of the solicitation/recommendation statement and the other related documents filed with the SEC by contacting Maryann Pullen in Birmingham at 609-893-1100, ext. 233 or by e-mail at mpullen@sybronchemicals.com.